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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                (AMENDMENT NO. 2)



                              QUALITY DINING, INC.
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                                (Name of Issuer)

                   COMMON STOCK, WITHOUT PAR VALUE 74756P 10 5
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                  (Title of class of securities) (CUSIP number)

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                 MARCH 21, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                          Continued on Following Pages
                               Page 1 of 12 Pages
                        Exhibit Index Appears on Page 11


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

----------------------------------------           -----------------------------
CUSIP No. 74756P 10 5                       13D                  Page 2 of 12
----------------------------------------           -----------------------------


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      1        NAME OF REPORTING PERSON:                 NORDAHL L. BRUE

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [X]
                                                                       (B) [_]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:              00

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                 UNITED STATES OF AMERICA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   2,149,625*
        SHARES
                       ---------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ---------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              2,149,625*
      REPORTING
                       ---------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,149,625*
               REPORTING PERSON:

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
               CERTAIN SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       12.7%

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     14        TYPE OF REPORTING PERSON:                 IN

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*Includes 2,586 shares which Mr. Brue holds as custodian for his minor child.

------------------------------------------           ---------------------------
CUSIP No. 74756P 10 5                         13D                  Page 3 of 12
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      1        NAME OF REPORTING PERSON:                 MICHAEL J. DRESSELL

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [X]
                                                                       (B) [_]
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      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                UNITED STATES OF AMERICA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   2,163,701
        SHARES
                       ---------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ---------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              2,163,701
      REPORTING
                       ---------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,163,701
               REPORTING PERSON:

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
               CERTAIN SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       12.8%

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     14        TYPE OF REPORTING PERSON:                 IN

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

-----------------------------------------          -----------------------------
CUSIP No. 74756P 10 5                       13D                  Page 4 of 12
-----------------------------------------          -----------------------------


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      1        NAME OF REPORTING PERSON:                 STEVEN P. SCHONBERG

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [X]
                                                                        (B) [_]
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      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                 UNITED STATES OF AMERICA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   11,724
        SHARES
                       ---------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ---------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              11,724
      REPORTING
                       ---------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               11,724
               REPORTING PERSON:

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
               CERTAIN SHARES:

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN
                                                                           0.1%
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     14        TYPE OF REPORTING PERSON:                 IN

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

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CUSIP No. 74756P 10 5                       13D                  Page 5 of 12
----------------------------------------           -----------------------------


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      1        NAME OF REPORTING PERSON:                 DAVID T. AUSTIN

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                         (B) [_]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:              00

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                 UNITED STATES OF AMERICA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   3,809
        SHARES
                       ---------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ---------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              3,809
      REPORTING
                       ---------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               3,809
               REPORTING PERSON:

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
               CERTAIN SHARES:

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN
                                                                           0.1%
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     14        TYPE OF REPORTING PERSON:                 IN

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

            This Statement amends and supplements the respective Statements on
Schedule 13D, as amended (collectively, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by each of Nordahl L. Brue, Michael J. Dressell and Stephen P. Schonberg with respect to their beneficial ownership of the common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"), and includes information regarding the beneficial ownership of the Company's Common Stock by David T. Austin. For purposes hereof, Messrs. Brue, Dressell, Schonberg and Austin are referred to collectively as the "Reporting Persons". Except as otherwise provided herein, capitalized terms shall have the meanings ascribed to them in the Schedule 13D prior to this amendment.

Item 2.     Identity and Background.

            This statement is being filed by and on behalf of the Reporting Persons. Except as amended and supplemented hereby, the information set forth in
Item 2 of the Schedule 13D remains unchanged.

            The principal occupation of David T. Austin is an attorney in the law firm of Sheehey Brue Gray & Furlong, P.C. Mr. Brue is also an attorney in the law firm. During the last five years, Mr. Austin has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of Mr. Austin is c/o Sheehey Brue Gray & Furlong, 119 South Winooski Avenue, Burlington, Vermont 05402.


Item 3.     Source and Amount of Funds or Other Consideration.

            Except as amended hereby, the information set forth in Item 3 of the
Schedule 13D remains unchanged.

            Prior to the merger of BAC, Inc., a wholly-owned subsidiary of the Company, with and into Bruegger's Corporation ("Brueggers") on June 7, 1996 (the "Merger"), Mr. Austin owned 2,946 shares of Bruegger's Corporation's common stock, $.001 par value per share ("Bruegger's Common Stock"). At the effective time of the Merger, each share of Bruegger's Common Stock was converted into
1.2931 shares of the Company's Common Stock and, accordingly, Mr. Austin acquired shares of the Company's Common Stock, including the shares reported in
Item 5 hereof.

Item 4.     Purpose of Transaction.

            The information contained in Items 3 and 6 hereof is incorporated herein by reference. Except as amended hereby, the information set forth in Item 4 of the Schedule 13D remains unchanged.

            With a view toward ensuring that meaningful consideration would be given by the Company to any alternative courses of action that may be proposed by Messrs. Brue, Dressell and Schonberg, such persons were considering the nomination of three Directors at the annual meeting of shareholders of the Company scheduled to be held March 26, 1997 (the "1997 Annual Meeting"), at which three current Directors are slated for reelection. However, on March 21, 1997, Messrs. Brue, Dressell and Austin accepted invitations of the Company to become members of its Board of Directors, and they have been elected by a vote of the Company's current directors as directors to fill the three existing vacancies on such Board. Each of Mr. Brue and Mr. Dressell has been elected for a term expiring in 1999, and Mr. Austin has been elected for a term expiring in 1998. Accordingly, the Reporting Persons have determined not to nominate any person for election as a director at the 1997 Annual Meeting.

            The Reporting Persons plan to advocate an auction of the Company and/or its assets in a manner designed to maximize shareholder value. The auction may include (i) a sale, to the highest bidder, of the Company as a whole or (ii) the separate sales of the Company's business of owning, operating and franchising Bruegger's Bagel Bakery (the "Bagel Business") and the Company's non-bagel businesses. The Company's non-bagel businesses, in turn, might be sold together or separately, and include the Company's Grady's American Grill(R), Spageddies Italian Kitchen(R) and Papa Vino's Italian Kitchen(R) restaurants and its Burger King(R) and Chili's(R) franchises. This decision to auction the Company is based, in part, upon the Reporting Persons' belief that the Company's management has proved itself incapable of managing and growing these various businesses in a successful manner. Messrs. Brue and Dressell intend to bid, or cause one or more of their affiliates to bid, in any such auction for the Company and/or Bagel Business. The Reporting Persons also are extremely concerned that the Company may consummate financing arrangements that they believe (i) contain provisions that would require substantial payments to be made upon a change in control of the Company and which would serve as a serious impediment to an auction or other sale of the Company, (ii) require the Company to raise additional capital that is likely beyond the Company's ability to do so (and, if accomplished, could severely dilute existing shareholders), (iii) would take effective control over the growth of the Bagel Business out of the hands of the Company and (iv) overall, would be very unfavorable to the Company. Accordingly, the Reporting Persons will vigorously oppose any such financing. In the Reporting Persons' opinion, any capital required for the operation of the Company at this time can best be raised through the prompt sale of certain of the Company's assets.

            Although it is not the Reporting Persons' present intention to do so, the Reporting Persons may acquire additional shares of the Company's Common Stock (subject to availability of shares at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise; alternatively, the Reporting Persons reserve the right to dispose of some or all of their shares of the Company's Common Stock in the open market or in privately negotiated transactions to third parties or otherwise depending upon the course of action that the Reporting Persons pursue, market conditions and other factors.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Registrants have no present plans or intentions which would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

            The Reporting Persons reserve the right to change their plans or intentions at any time.

Item 5.     Interest in Securities of the Issuer.

            Except as amended hereby, the information set forth in Item 5 of the
Schedule 13D remains unchanged.

            (a) As of the date of this Statement, the Reporting Persons beneficially owned, in the aggregate, 4,328,859 shares of the Company's Common Stock, constituting 25.6% of the outstanding shares.

            (b) Mr. Austin has sole voting and dispositive power with respect to the 3,809 shares of the Company's Common Stock, which constitutes less than one-tenth of one percent of the outstanding shares.

            (c) Mr. Austin has not effected any transaction in the shares of the Company's Common Stock in the past 60 days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares of the Company's Common Stock.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except as amended hereby, the information set forth in Item 6 of the
Schedule 13D remains unchanged.

            None of the Reporting Persons has any right or power, directly or indirectly, to vote or direct the voting of, or dispose or direct the disposition of, the shares of the Company's Common Stock beneficially owned by any other Reporting Person, and none of the Reporting Persons has any direct or indirect economic interest in the shares of the Company's Common Stock beneficially owned by any other Reporting Person. Nevertheless, because Messrs. Brue and Dressell are acting together in considering and discussing with others alternatives to maximize the value of the Company's Common Stock and their investment in the Company, and have jointly retained Gleacher NatWest and legal counsel with respect thereto, they may be deemed to be a "group" for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because Messrs. Schonberg and Austin have joined with Messrs. Brue and Dressell in considering and discussing alternatives among themselves and with others, and because Mr. Schonberg is employed by Champlain Management Services, Inc., an affiliate of Messrs. Brue and Dressell, and Mr. Austin is a law partner of Mr. Brue and has accepted, along with Mr. Brue and Mr. Dressell, a position on the Company's Board of Directors, Messrs. Schonberg and Austin may be deemed to be part of a "group" with Messrs. Brue and Dressell for purposes of Rule 13d-3 under the Exchange Act.

Item 7.     Materials to be Filed as Exhibits.

            The following is filed herewith as an Exhibit to this Schedule 13D:

1. Joint Filing Agreement among Nordahl, L. Brue, Michael J. Dressell, Steven P. Schonberg and David T. Austin dated March 21, 1997.

                                        SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1997


                                          By: /s/ Nordahl L. Brue
                                              -----------------------
                                                Nordahl L. Brue

                                          By:  /s/ Michael J. Dressell
                                              ------------------------
                                                Michael J. Dressell

                                          By:  /s/ Steven P. Schonberg
                                              ------------------------
                                                Steven P. Schonberg

                                          By: /s/ David T. Austin
                                             -----------------------
                                                David T. Austin

                                  EXHIBIT INDEX

Item No.


1. Joint Filing Agreement among Nordahl, L. Brue, Michael J. Dressell, Steven P. Schonberg and David T. Austin dated March 21, 1997.








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